Exhibit 1.01
Booz Allen Hamilton Holding Corporation
Conflict Minerals Report
For the year ended December 31, 2014

Introduction
This is the Conflict Minerals Report of Booz Allen Holding Corporation ("we," "us," "our," "Booz Allen" or our "company") prepared for calendar year 2014 in accordance with Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934, as amended. Numerous terms in this Report are defined in the Rule and our Specialized Disclosure Report on Form SD and the reader is referred to those sources and to SEC Release No. 34-67716 issued by the Securities and Exchange Commission on August 22, 2012 for such definitions. The term "Conflict Minerals" is defined in the Rule and refers to gold and columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (the "Conflict Minerals" or "3TG"). The Rule requires disclosure of certain information when a company manufactures of contracts to manufacture products containing Conflict Minerals that are necessary to the functionality or production of those products if the company has reason to believe that the Conflict Minerals may have originated in the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the "Covered Countries").
Booz Allen is a leading provider of management consulting, technology, and engineering services to the U.S. government in the defense, intelligence, and civil markets. Additionally, we provide management and technology consulting services to major corporations, institutions, not-for-profit organizations, and international clients. Although the vast majority of our revenue is derived from our service offerings, a certain portion of our operations involves manufacturing or contracting to manufacture low production numbers of special purpose products for various clients, primarily our U.S. government clients, that include electronic components containing 3TG necessary to the functionality or production of such products (the "Covered Products").
Design of Conflict Minerals Program
Our due diligence has been designed to conform, in all material respects, with the five-step framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements (the "OECD Guidance"), specifically as it relates to our position in the minerals supply chain as a "downstream" company.
Step 1: Establish strong company management systems
Step 2: Identify and assess risks in the supply chain
Step 3: Design and implement a strategy to respond to identified risks
Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices
Step 5: Report annually on supply chain due diligence
As a downstream company, generally there are multiple tiers between us and the source of raw materials that enter the manufacturing process. Therefore, we must rely on our direct suppliers to work with their upstream suppliers to provide us with information on the origin of the 3TG contained in components of our Covered Products.

Due Diligence Measures Performed
Step 1: Establish strong company management systems

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Conflict minerals team - we assembled an internal working group to develop a program to oversee our compliance efforts and implement our due diligence measures. Our working group included representatives from legal, ethics, procurement, external financial reporting, sustainability and client-facing teams.

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Conflict minerals position statement - we adopted a conflict minerals position statement establishing the expectations of our suppliers. The position statement is publicly available on our website at http://www.boozallen.com/insights/better-our-world/sustainability/conflict-minerals. It is periodically reviewed and will be updated, if necessary.

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Company level grievance mechanism - we have an ethics hotline and dedicated ethics and conflict minerals e-mail addresses that provide employees and suppliers with a mechanism to report violations of our conflict minerals compliance program or other concerns.

•	Records management - we maintain records relating to our conflict minerals program in accordance with the recommended record retention guidelines.
Step 2: Identify and assess risks in the supply chain
We performed the following steps as part of our risk assessment:

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We distributed an internal questionnaire to our client-facing teams in order to determine which of our products may be in-scope and subject to the Rule. These questionnaires provided an overview of the key disclosure requirements under the Rule and required those client-facing teams to also identify all suppliers that provided components or materials for any identified product.

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We initiated contact with the identified suppliers by sending a letter notifying them that we are subject to the Rule and that their cooperation in responding to a conflict minerals survey is expected.

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We surveyed our direct suppliers by requesting that they complete and return to us a copy of the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative (the "CMRT").

•	We reviewed the responses and made further inquiries of our direct suppliers as necessary.
Step 3: Design and implement a strategy to respond to identified risks

•	We followed-up with direct suppliers that did not respond to our request for conflict minerals information by the requested date.

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The large majority of the responses received from our direct suppliers provided data at a company or divisional level or were unable to specify the smelters or refiners used for components or materials supplied to us. Several of our direct suppliers indicated that they had not finished the due diligence on their own supply chain and therefore could not complete the CMRT.

•	If a risk is identified in our supply chain, we will engage with our direct supplier and take appropriate steps to mitigate the risk.
Step 4: Carry out independent third-party audit of smelter/refiner's due diligence practices
Due to our position in the supply chain, we do not conduct or commission independent third-party audits of smelters or refiners and will rely on audits conducted by the Conflict-Free Sourcing Initiative ("CFSI") as necessary.
Step 5: Report annually on supply chain due diligence
This Report and the accompanying Form SD are publicly filed with the Securities Exchange Commission and available on our website at www.boozallen.com.

Determination
On the basis of the measures described above, we have determined that the Covered Products that we manufacture or contract to manufacture that are subject to the reporting obligations of the Rule are "DRC conflict undeterminable" for the period covered by this Report. Due to a lack of information from our suppliers, we were unable to determine the country of origin of the 3TG contained in such products, the facilities used to process them, their mine or location of origin, or to determine whether they came from recycled or scrap sources.
Future Due Diligence
We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TG in our products could benefit armed groups in the Covered Countries:

•	Continue to assess the presence of 3TG in our product supply chain.

•	Engage with and communicate our expectations to our suppliers regarding 3TG sourcing.

•	Encourage suppliers to participate in the Conflict-Free Smelter Program developed by the CFSI.
Independent Private Sector Audit
Pursuant to the Rule, this Report is not subject to an independent private sector audit.